Mivtachim Completes Mission Critical Adabas/Natural Migration Project
Using BluePhoenix Enterprise IT Modernization Solutions

Mivtachim Can Now Utilize the Latest Web-enabled Technologies,
Enhancing Productivity and Improving Customer Service

Herzelia, Israel - December 15, 2003 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, today announced that Mivtachim, the largest state pension fund manager in Israel, has finished an enterprise-wide project using the BluePhoenixTM DBMSMigrator solution. The project required converting both internal and customer-facing mission-critical applications from a non-relational database (ADABAS) to a relational database (DB2) in order for Mivtachim to be able to use today's Web-enabled technologies.

The highly automated BluePhoenix tool migrated approximately 2000 COBOL programs, 300 Natural programs, and 100 Adabas files with minimal manual intervention in the implementation. After building a data model as the basis for the data migration and the program conversion, the applications were converted and tested on a cluster-by-cluster basis, and then tested as a whole and received customer approval for production.

"We are continually looking for ways to improve our competitiveness in this changing market. Moving our existing ADABAS applications to DB2 enabled us to provide Web access to our database systems, thus enhancing productivity and improving customer service," said Shmuel Flink, General Manager for Mivtahim Computers. "BluePhoenix made it so much easier for us to achieve this critical business goal. It was a pleasure to work with their team of migration experts who successfully finished the project on time."

"More and more companies are choosing to improve business efficiency through Enterprise IT Modernization," added Arik Kilman, CEO of BluePhoenix Solutions.
"Mivtachim is another good example of the benefits of migrating current applications while fully retaining their business logic, thus extending the Return On Investment for existing enterprise IT assets."

About Mivtachim

Mivtachim manages the leading foundation for pension programs in Israel, holding approximately 50% market share. The firm provides services to 700,000 active ensured clients from over 10,000 companies, via 30 branches situated countrywide. Mivtachim's solutions are customer oriented, including comprehensive pension plans, complimentary insurance plans, and saving accounts, and provide up to date and reliable services to both employers and employees.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services is based on a two-step process - Understanding and Implementation (Migration, Transformation and Redevelopment).BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners' property.

Company Contact
Tamar Belkin	Blue Phoenix Solutions
(919) 319-2270	tbelkin@bphx.com